JOINT NEWS RELEASE

ALTIMA RESOURCES LTD.

UNBRIDLED ENERGY CORPORATION

TSX-V Symbol: ARH

TSX-V Symbol: UNE

Suite 303, 595 Howe Street

Suite 301, 2100 Georgetown Drive

Vancouver, B.C  V6C 2T5

Sewickley, PA  15143

Telephone: 604-718-2800

Telephone: 724-934-2340

Fax: 604-718-2808

Fax: 724-934-2355

Altima Resources Ltd. and Unbridled Energy Corporation
Announce Completion of Arrangement Transaction

February 11, 2010 – Vancouver, British Columbia – Altima Resources Ltd. (“Altima”) and Unbridled Energy Corporation (“Unbridled) (Altima and Unbridled are collectively referred to as the “Companies”) are pleased to announce the completion of the plan of arrangement (the "Arrangement") between the Companies.  The completion of the Arrangement was subject to final court approval from the Supreme Court of British Columbia and final acceptance by the TSX Venture Exchange, which were obtained on February 9, 2010 and February 10, 2010, respectively.

As part of the Arrangement, Robert Penner has been appointed to the Board of Directors of Altima. Further, Craig Steinke, E. Bernard Brauer and Richard Day have resigned from the Board of Directors of Unbridled and Joe DeVries and Richard Switzer have been appointed to the Board of Directors of Unbridled.

The Companies have requested that Unbridled be delisted from the TSX Venture Exchange.

Further details concerning the Arrangement can be found in the Information Circular of Unbridled dated December 29, 2009 filed on SEDAR and available at www.sedar.com.

ON BEHALF OF THE COMPANIES

Altima Resources Ltd.

Unbridled Energy Corporation

“Richard W. Switzer”

“J. Michael Scureman”

Richard W. Switzer, President

J. Michael Scureman, Chief Executive Officer

Email: pubco@altimaresources.com

Email: mikes@unbridledenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of accuracy of this release.

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